Citizens Bancorp of Virginia, Inc.

P.E. 12/31/05

RECD S.E.C.
APR 2 1 2006
1086

06033864

2005 Annual Report

Citizens Bank & Trust Company

"Serving our communities since 1873"

AMELIA
BLACKSTONE
BURKEVILLE
CHESTERFIELD
COLONIAL HEIGHTS
CREWE
FARMVILLE

PROCESSED
APR 2 6 2006
THOMSON
FINANCIAL

2005 ANNUAL REPORT

TO THE SHAREHOLDERS OF

CITIZENS BANCORP OF VIRGINIA, INC.

TABLE OF CONTENTS

CITIZENS BANCORP OF VIRGINIA, INC.
CITIZENS BANK AND TRUST COMPANY

Board of Directors:

Irving J. Arnold (1977)	Commissioner of Revenue of Nottoway Co., VA
Joseph D. Borgerding* (2005)	President and Chief Executive Officer
William D. Coleburn (2004)	Editor of the Courier-Record
Joseph M. H. Irby, Chairman (1968)	President of Irby Insurance Agency, Inc.
Roy C. Jenkins, Jr. (1982)	President of Roy C. Jenkins, Inc. (Oil Distributor)
Joseph F. Morrissette (2002)	Mayor of Burkeville, Virginia
E. Walter Newman (2004)	General Manager of Newman Tire Company
Jo Anne Scott Webb (1990)	President of Scott Pallets, Inc.
Samuel H. West (1994)	Retired Certified Public Accountant West, Crawley & Winn, P.C.
Jerome A. Wilson, III (1988)	Retired Executive Vice President of the Bank

( ) Denotes year of election to the Board of Directors.

Senior Leadership Team:

Ronald E. Baron*	Senior Vice President/Chief Financial Officer
C. B. Cordle, Jr.*	Vice President/Fixed Assets & Operations Secretary of the Company
Rhonda W. Kincer	Vice President/Marketing Manager & Branch Operations
J. Eric Roberts	Senior Vice President/Credit and Branch Administration
Lynn K. Shekleton	Senior Vice President/Human Resources

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Citizens Bancorp of Virginia, Inc.

2005 Annual Report
President's Letter

Dear Shareholder,

The past year has been very rewarding for Citizens Bancorp. The execution of key strategic initiatives has resulted in substantial improvement in the company's profitability. In addition, your Board of Directors ended a lengthy period of due diligence with my election as President and CEO of the company. My previous role was Acting CEO and Senior Loan Officer of the Bank. After careful evaluation, additional changes were made in the composition and responsibilities of the Bank's senior management team. The members of our senior management team are as follows: Ronald E. Baron, Senior Vice President/Chief Financial Officer, Eric Roberts, Senior Vice President/Branch and Credit Administration, Lynn Shekleton, Senior Vice President/Human Resources, and Rhonda Kincer, Vice President/Marketing Manager and Branch Operations. I am very pleased to report that this is an experienced group of bankers with strong local market experience, commitment to superior customer service, and focus on meeting key bank performance objectives.

This continues to be a very challenging time for the banking industry. Major challenges include increased competition, additional regulatory requirements, and a difficult interest rate environment. The expenses related to regulatory compliance such as the Bank Secrecy Act and the Sarbanes-Oxley Act of 2002 continue to increase. Competition in this industry remains fierce from bank and non-bank financial companies. In addition, the bank has opened two branches in two years which has negative impact on earnings in the near term; however, these branches will provide excellent long term benefit as they continue to grow at their existing pace. With all this said, I would like to report that your Company is up to the challenge.

The Bank is well positioned with strong market share in its core markets of Nottoway, Amelia, and Prince Edward and tremendous growth opportunities in its new markets of Chesterfield and Colonial Heights. The Board, management, and staff worked extremely hard to accomplish some key objectives in 2005 which include profitable loan growth, growth in core deposits, expense management, and non-interest income growth. The Bank is participating in areas to increase its non-interest income such as investment services, secondary market fixed rate mortgages, title insurance services and additions to our automated teller machine network.

The success of executing these key objectives is evident through the Bank's financial performance. Income before taxes was up 32%, or just over $1 million from the year-earlier period. Return on average assets was 1.12%, or a 22 basis point increase over 2004, and the return on average equity for 2005 was 9.30% or 137 basis points greater than the 7.93% return on average equity for 2004. These extremely favorable indicators are mainly attributable to a number of factors, including an increase in the net interest margin of 4.11%

for 2005 versus 3.86% for 2004. In addition, improved loan quality reduced the need to provide for loan losses by $495 thousand compared to 2004. Non interest income, exclusive of gains for securities, OREO and loans sold increased $152 thousand despite competitive market pressures that make it difficult to charge service fees. Non interest expenses were contained to an increase of just $72 thousand over 2004. Looking ahead, a key advantage for the Bank is its ability to grow in total assets without incurring any significant increases in operating costs.

The core values governing our organization are integrity, dedication to excellence, respect for the individual, and commitment to our employees, customers, communities, and shareholders. These are values worthy of a great organization and guide us in evaluating our operations and in our vision for the future. I am pleased to report to shareholders that your company is a good corporate citizen. The bank's staff involvement in community clubs and activities, in addition to the bank's financial contributions, continue to be an asset to the communities we serve. Another example of our commitment to our communities is reflected in our continued enhancement and improvement of our branch locations. To better serve our customers we have recently completed renovations of our Downtown Blackstone Drive Thru facility and we are in the process of completing additions to our Blackstone Shopping Center branch which will include adding a second drive thru lane and ATM at that location.

The future of your company remains bright. Strategically the bank will continue to evaluate growth opportunities to enhance our existing franchise. Your management team is focused on improving departmental efficiencies, expanding product lines, maintaining credit quality, and developing a culture of superior customer service. The Board and management will continue to implement strategies for growth and increased profitability. The Bank has an experienced, hard working staff that is dedicated to giving our customers exceptional service. The Bank continues to provide our customers with personalized community bank service while providing an array of services including online banking, investment products, telephone banking, fixed-rate mortgages, Citizens Premier and Fantastic 50 trips, and a full line of loan and deposit products.

This has been a very successful year for Citizens Bancorp. I want to thank the staff for their tremendous effort in achieving these results. I would also like to thank the Board of Directors, management, staff, customers, and our shareholders for their patronage and support and we look forward to continued success in 2006.

Sincerely,

Joseph D. Borgerding
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ______

Commission file number 0-50576

CITIZENS BANCORP OF VIRGINIA, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	**20-0469337** (I.R.S. Employer Identification No.)
126 South Main Street **Blackstone, VA** (Address of principal executive offices)	**23824** (Zip Code)

Registrant's telephone number, including area code (434) 292-7221

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.50 Par Value

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No [X]

The aggregate market value of voting stock held by non-affiliates was $42,102,938 on June 30, 2005.

The number of outstanding shares of Common Stock as of the latest practicable date was 2,440,750 as of March 23, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be distributed to shareholders for the 2006 Annual Meeting of Shareholders scheduled to be held on May 17, 2006.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Citizens Bancorp of Virginia, Inc. (Company) is a one-bank holding company formed on December 18, 2003 headquartered in Blackstone, Virginia. The Company is the sole shareholder of its only subsidiary, Citizens Bank and Trust Company (Bank). The Bank conducts and transacts the general business of a commercial bank as authorized by the banking laws of the Commonwealth of Virginia and the rules and regulations of the Federal Reserve System. The Bank was incorporated in 1873 under the laws of Virginia. Deposits are insured by the Federal Deposit Insurance Corporation. In September 1995, the Bank became a member of the Federal Home Loan Bank of Atlanta.

The Company's primary activity is retail and commercial banking through its sole subsidiary - the Bank. Financial services include commercial and consumer demand and time deposit accounts, real estate, commercial and consumer loans, online internet banking, 24-hour ATM network, brokerage services, safe deposit boxes, wire transfer services and other miscellaneous services incidental to the operation of a commercial bank. The Bank also acts as agent for Visa and Master Card. The Bank is authorized to have a trust department, but does not offer trust services. The Bank's primary trade areas are served by its 10 branches located in the counties of Nottoway, Amelia, Prince Edward, Chesterfield and the City of Colonial Heights, Virginia.

The Company's primary revenue comes from retail banking in the form of interest income received on loans and investments. This income is partially offset by the Company's interest expense on deposits and borrowed funds, resulting in net interest income. The Company's earnings also come from noninterest income in the form of deposit fees, gain on the sale of investments, ATM fees, etc. The Company's combined noninterest income and net interest income are offset by the Company's noninterest expense which includes employee compensation and benefits, occupancy, equipment and other operating expenses.

The Bank holds a 1.03% ownership in Bankers Investment Group, LLC which is used to deliver investment services to customers. The Bank also holds a 15.15% ownership interest in Bankers Title, LLC which it uses to sell title insurance. The Company has an 8.06% ownership in the Davenport Community Financial Fund, LLC which seeks capital appreciation by investing substantially all of its assets in community banks located in the Mid-Atlantic region of the United States. The Company has an ownership interest of 9.57% in the Community Bankers' Bank Community Development Fund II, LLC which represents an ownership interest in Community Bankers' Bank. The financial position and operating results of these investments are not significant to the Company as a whole and are not considered principal activities of the Company.

The Company maintains an internet website at www.greatbanksva.com which contains information relating to the business. The Company makes available free of charge through its website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as soon as possible after such forms have been filed with the Securities and Exchange Commission. Copies of the Company's Audit Committee Charter, Nominating Committee Charter and Code of Conduct are available upon written request to the Company's Corporate Secretary.

Employees

As of December 31, 2005, the Company employed 109 full-time equivalent employees. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition in the industry is intense for employees, however the Company believes it has been successful in recruiting qualified employees and believes relations with its employees are excellent.

Competition

The Bank competes for business with numerous other financial institutions in its various trade areas which include the counties of Nottoway, Amelia, Prince Edward, Chesterfield and the City of Colonial Heights, Virginia. The Bank also serves a significant number of residents in Lunenburg County, Virginia as well as the western part of Dinwiddie County, Virginia. The following data reflects the Bank's market share in its primary market places at June 30, 2005, according to information obtained from the FDIC website. In Amelia County, the Bank held 29.45% of the market share, in Nottoway County, 64.87%, in Prince Edward County, 14.81%, in Chesterfield County, 0.10% and in the City of Colonial Heights, 0.79%.

Credit Policies/Loan Activities

The Bank offers a full range of short to medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans may include secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

Lending activities are subject to a variety of lending limits imposed by state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the Bank), in general the Bank is subject to a loan-to-one borrower limit of an amount equal to 15% of its capital and surplus. The Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit.

The Bank obtains short to medium term commercial and personal loans through direct solicitation of business owners and customers. Completed commercial loan applications are reviewed by loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on the bank's experience and its credit underwriting guidelines which considers appraised value, market conditions, borrower strength and collateral value.

Commercial Loans. The Bank makes commercial loans to qualified businesses in its market area. Commercial lending consists primarily of commercial and industrial loans to finance accounts receivable, inventory, property, plant and equipment. Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself.

Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. To manage these risks, underwriting guidelines are required to secure commercial loans with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, certain measures of the borrower are actively monitored, including advance rate, cash flow, collateral value and other appropriate credit factors.

Residential Mortgage Loans. The Bank's residential mortgage loan portfolio consists of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. Loans are made with a variety of terms, including fixed and floating or variable rates and a variety of maturities.

Under current underwriting guidelines, residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his/her employment and other income and are secured by real estate whose value tends to be readily ascertainable. These loans are made consistent with the Bank's appraisal policies and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Loans for owner-occupied property are generally made with a loan-to-value ratio of up to 85% for first liens. Higher loan-to-value ratios are allowed based on the borrower's unusually strong general liquidity, net worth and cash flow. Loan-to-value ratios for home equity lines of credit generally do not exceed 90%.

Construction Loans. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks attributable to the fact that loan funds are advanced upon the security of property under construction, which is of uncertain value prior to the completion of construction. Maturities for construction loans generally range from 4 to 12 months for residential property and from 6 to 18 months for non-residential and multi-family properties. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, underwriting guidelines limit loan-to-value ratios for residential property to 85% and for non-residential property and multi-family properties to 80%, in addition to its usual credit analysis of its borrowers. Loan-to-value ratios described above are sufficient to compensate for fluctuations in the real estate market in order to minimize the risk of loss.

Consumer Loans. The Bank's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes. The specific types of consumer loans that the Bank makes include home improvement loans, debt consolidation loans and general consumer lending. Consumer loans entail greater risk than residential mortgage loans do, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as the bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

The Bank's underwriting policy for consumer loans is to accept moderate risk while minimizing losses, primarily through a careful analysis of the borrower. In evaluating consumer loans, lending officers are required to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, an appropriate margin between the loan amount and collateral value is maintained.

Supervision and Regulation

General

As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following description summarizes the significant federal and state laws applicable to the Company and its subsidiaries. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision

The Bank Holding Company Act

Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is reputably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect to do so in the future.

Payment of Dividends

The Company is a legal entity separate and distinct from its banking subsidiary. The majority of the Company's revenues are from dividends paid to the Company by its subsidiary. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2005 the Company declared $1,489,000 in dividends payable to shareholders.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Deposit Accounts, Assessments and Regulation by the FDIC

The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time.

The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. The Company is not aware of any existing circumstances that could result in termination of any of the Bank's deposit insurance.

Capital Requirements

The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings, qualifying perpetual preferred stock, and minority interest in common equity accounts of consolidated subsidiaries less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock, a limited amount of the loan loss allowance and pretax unrealized holding gains on certain equity securities. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or greater, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances, or a leverage ratio of less than 4%;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain in compliance with these capital requirements.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching

Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws

In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the GLBA makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Bank Secrecy Act

The GLBA and the Bank Secrecy Act (BSA) contain comprehensive customer privacy protection provisions. Under these provisions, a financial institution is required to provide to its customers, at the inception of the customer relationship and annually thereafter, the Company's policies and procedures concerning the handling of customers' nonpublic personal financial information. The BSA provides that, except for limited exceptions, the Company may not provide such personal information to unaffiliated third parties unless that Company discloses to its customer that such information may be so provided and the customer is given the opportunity to "opt out" of such disclosure. The Company may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The BSA also makes it a criminal offense to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means, except in limited circumstances.

Sarbanes-Oxley Act of 2002

In response to the significant decline in investor confidence in the capital market after corporate scandals and business failures, Congress enacted the Sarbanes-Oxley Act of 2002, which has developed the acronym known as SOX. The Act is intended to restore or maintain investor confidence by significantly expanding the rules for corporate governance, improving the oversight of auditors of public companies, and focusing the attention of companies and auditors on the effectiveness of internal controls. The stated objective of this Act is "to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities law."

Among the major areas that the Act addresses are Audit Committees needing to pre-approve services provided by external auditors, the rotation of audit partners of public accounting firms who are assigned to a particular engagement, the independence requirements of Audit Committee members, an oversight board which will perform quality control reviews of the audit work performed by public accounting firms, "whistleblower" provisions to encourage company employees to address concerns directly to the Audit Committee without fear of potential termination by management, and quarterly certifications of a company's filings with the SEC must be made by the Chief Executive Officer and the Chief Financial Officer.

Section 404 of the Sarbanes-Oxley Act requires management of public companies to design and implement a system of internal controls over financial reporting, and annually to assess and report on the effectiveness of these controls. In addition, the Act requires the company's independent auditors to perform an audit of internal controls over financial reporting and to issue an opinion on not only management's assessment but also on the effectiveness of the company's internal control over financial reporting. These attestation requirements become a part of the company's annual financial reporting that is known as Form 10-K filing. The Act required companies with a market capitalization of at least $75 million or more to begin filing, under the Section 404 requirements, for fiscal years ending on or after November 15, 2004. These companies became known as the "Accelerated Filers". The Company is a non-accelerated filer and, according to the latest Security and Exchange Commission's regulatory compliance schedule, will be required to comply with the Section 404 reporting requirements for the fiscal year ending on or after July 15, 2007, or December 31, 2007.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal regulation of financial institutions may change in the future and the potential impact to its operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 1A. RISK FACTORS

An investment in our common stock involves risks and you should not invest in our common stock unless you can afford to lose some or all of your investment. These risk factors may adversely affect our financial conditions and future earnings. In that event, the trading price of our common stock could decline and you could lose all or a part of your investment. You should read this section together with the other information, including our consolidated financial statements and related notes to the consolidated financial statements.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

The Company and the Bank faces vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans, and other financial services in our market area. Many of these banks and other financial institutions are significantly larger than we are and have greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

We may be adversely affected by economic conditions in our market area.

The Company and the Bank are headquartered in the Town of Blackstone, which is part of Nottoway County, in Virginia. Our market includes the counties of Amelia, Nottoway, Prince Edward, Chesterfield and the City of Colonial Heights, all located in the Commonwealth of Virginia. Because our lending is concentrated in this market, we will be affected by the general economic conditions in this market. Changes in the suburban and rural markets we serve may influence the growth rate of our loans and deposits, the quality of the loan portfolio and the loan and deposit pricing that we may obtain. Significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

We rely heavily on our management team and the services of key personnel.

The Company and the Bank is a customer-focused, relationship-driven, and community-oriented financial services organization. The Company expects our future growth to be driven in a large part by the relationships maintained with our customers by Joseph D. Borgerding, President and Chief Executive Officer, and our other executive management team, and our lending officers. Neither the Company nor the Bank has employment agreements with Mr. Borgerding, executive management or our lending officers. The unexpected loss of Mr. Borgerding or other key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. The Bank has invested in bank-owned life insurance that covers Mr. Borgerding and certain other members of executive management and the lending officers, but not all.

The business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Our need to comply with extensive and complex government regulation could have an adverse effect on our business.

The banking industry is subject to extensive regulation by state and federal banking authorities. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance funds maintained by the Federal Deposit Insurance Corporation, not shareholders. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. Banking regulations affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and our earnings. The burden imposed by these federal and state regulations may place banks in general, and specifically Citizens Bancorp of Virginia and Citizens Bank & Trust Company, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our earnings.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions my change in the future nor the impact those changes may have on our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

The cost of being a public company is proportionately higher for small companies like us due to the requirement of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting and disclosure practices. These regulations are applicable to our company. We expect to experience increasing compliance costs, including costs related to internal controls and the requirement that our auditors attest to and report on management's assessment of our internal controls, as a result of Sarbanes-Oxley Act. The regulations are expected to be applicable to us for the year-ending December 31, 2007. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

Our operations depend upon third party vendors that perform services for us.

The Bank outsources many of its operating and banking functions, including key computer systems software, network transmission services, the interchange and transmission services for the ATM network. As such, the Company's and the Bank's success and the ability to expand our operations depend on the services provided by these third parties. Disputes with these third parties can adversely affect the operations. The Bank may not be able to engage appropriate vendors, in a timely manner, to replace any vendors that are unable to perform with new vendors capable of servicing our needs.

Our profitability depends on our ability to manage our balance sheet to minimize the effects of interest rate fluctuation on our net interest margin.

Our results of operations depend on the stability of our net interest margin, which is the difference in the yield we earn on our earning assets and our cost of funds, both of which are influenced by interest rate fluctuations. Interest rates, because they are influenced by among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy and geo-political stability, are not predictable or controllable. In addition, the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits are heavily influenced by competitive factors. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin. For the nine months ended September 30, 2005 and for the year ended December 31, 2005, our net interest margin was 4.10% and 4.11%, respectively, which is in line with peer banks.

We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. The greater the amount of maturities or re-pricing that occurs in any given period to either the earning assets or the deposit liabilities will result in a greater sensitivity to fluctuating interest rates. Customer preferences for certain loan types, fixed-rate versus adjustable-rate, and preferences towards deposit products that may or may not be interest bearing, and savings versus time deposits all contribute to potentially impacting the interest margin; either favorably or unfavorably. Although management is unable to control these preferences, there are processes that assist in monitoring and planning for such changes in customer preferences. At December 31, 2005, the Company's balance sheet was positioned to be asset-sensitive for the next 12 months, which means increases in interest rates should have a net favorable effect on the interest margin. In the longer term, the balance sheet becomes more liability sensitive and declines in interest rates, in the longer term, will have a favorable impact on the interest rate margin. However, changes in interest rates that are contrary to these expectations, could negatively impact the interest margin and ultimately earnings.

Any additional credit losses or deterioration in credit quality could negatively impact our financial results.

Management seeks to maintain a loan portfolio that is well diversified in terms of risk and credit quality. As of December 31, 2005, the portfolio consisted of the following loan categories: residential (1-to-4 family) loans 41.0%, commercial real estate and construction loans 32.0%, commercial loans 11.9%, consumer loans 8.9%, and home equity loans 6.2%. Our lending focus has generally favored real estate-secured loans over unsecured loans, as a means of mitigating possible losses due to credit losses. A major change in the real estate market, such as a deterioration in the value of collateral, or in the local or national economy, could adversely affect our customers' ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

The main office of the Bank is located at 126 South Main Street, Blackstone, Virginia. Banking Offices are located at 101 North Main Street, Blackstone, Virginia; 1575 South Main Street, Blackstone, Virginia, 210 Carter Street, Crewe, Virginia; 102 Second Street, Northeast, Burkeville, Virginia; 9060 North Five Forks Road, Amelia, Virginia; 1517 West Third Street (Route 460 West), Farmville Virginia; 712 South Main Street, Farmville, Virginia; 10001 Courtview Commons Lane, Chesterfield, Virginia and 946 Southpark Boulevard, Colonial Heights, Virginia. All real estate and improvements at these locations are owned by the Bank except for the real estate at the Chesterfield branch which is under a lease agreement for five years renewable for five additional terms of five years each.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Performance and Dividends

Set forth below are the high and low sale prices of common stock as reported to management and the dividends declared during the last two years.

Market Price and Dividends

	Sales Price ($) High	Sales Price ($) Low	Dividends ($)
2005			
1st quarter	20.25	17.60	.15
2nd quarter *	17.75	17.00	.15
3rd quarter	17.55	17.05	.15
4th quarter	17.50	17.10	.16
2004			
1st quarter	18.25	16.00	.13
2nd quarter *	19.50	18.00	.28
3rd quarter	20.00	18.75	.15
4th quarter	20.00	18.50	.15

*As previously discussed, the Company changed the timing of its quarterly dividend payout in 2004 resulting in two dividend payments in the quarter ended June 30, 2004. Prior to 2003, the Company historically paid semi-annual cash dividends.

The Company's future dividend policy is subject to the discretion of the Board of Directors and will depend on a number of factors including future earnings, liquidity, capital requirements and regulatory requirements. The Company believes its liquidity and capital resources are more than adequate to meet its cash requirements for the foreseeable future. (See Item I – Supervision and Regulation for further discussion on dividends.)

Purchases of Equity Securities

On April 21, 2004, the Company's Board of Directors authorized a stock repurchase plan of up to 122,400 shares of the Company's common stock. At a meeting on August 17, 2005, the Board of Directors voted to terminate the stock repurchase plan. The following table details that there were no stock repurchases from January 1, 2005 through August 17, 2005:

Repurchase Plan Table

	Total Number of Shares Purchased	Average Price Paid Per Share	Cumulative Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
2005				
1st quarter	-	$ -	7,250	115,150
2nd quarter	-	$ -	7,250	115,150
3rd quarter up to 8/17/2005	-	$ -	7,250	115,150
TOTAL	-	$ -	7,250	0

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the last five years.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
CONSOLIDATED INCOME STATEMENT DATA:					
Interest income	$14,607	$13,453	$13,736	$16,501	$18,496
Interest expense	4,237	3,612	4,457	6,766	10,026
Net interest income	10,370	9,841	9,279	9,734	8,470
Provision for loan losses	208	703	250	1,017	1,318
Noninterest income	2,076	2,014	1,473	818	892
Noninterest expense	8,075	8,003	7,219	5,602	4,749
Income before income taxes	4,163	3,149	3,283	3,934	3,295
Income taxes	1,060	675	751	1,112	991
Net income	$3,103	$2,474	$2,532	$2,822	$2,304
CONSOLIDATED BALANCE SHEET DATA AT YEAR END:					
Assets	$273,076	$280,994	$269,373	$271,983	$271,813
Gross Loans	200,366	198,238	175,447	167,082	195,162
Deposits	233,277	245,699	236,421	238,902	240,053
Shareholders' equity	33,459	32,453	32,075	31,229	29,364
PER SHARE DATA:					
Earnings per share basic and diluted	$1.27	$1.01	$1.03	$1.14	$0.92
Cash dividends declared	$0.61	$0.71	$0.37	$0.43	$0.39
AVERAGE BALANCES:					
Total assets	$275,752	$274,999	$268,132	$271,973	$265,693
Stockholders' equity	$33,273	$32,609	$31,615	$29,769	$28,738
RATIOS:					
Return on average assets	1.13%	0.90%	0.94%	1.04%	0.87%
Return on average equity	9.33%	7.59%	8.01%	9.48%	8.02%
Dividend payout ratio	47.99%	70.17%	35.77%	37.30%	42.32%
Average equity to average assets	12.07%	11.86%	11.79%	10.94%	10.82%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management's discussion and analysis is intended to assist the reader in evaluating and understanding the consolidated results of operations and financial condition of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements. The following discussion provides information about the major components of the results of operations and financial condition, liquidity, and capital resources of the Company.

The Company conducts the general business of a commercial bank, offering traditional lending and deposit products to business and individuals. Revenue is generated primarily from interest income received on loans, investments combined with fee income and other miscellaneous sources. This income is primarily offset by interest paid on deposits and borrowed funds, provision for loan losses and other noninterest expenses such as salaries and employee benefits, occupancy expense and other miscellaneous expenses.

Forward Looking Statements

The Company makes forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage growth or to implement growth strategies if unable to identify attractive markets, locations or opportunities to expand in the future;
- maintaining capital levels adequate to support growth;
- maintaining cost controls and asset qualities as new branches are opened or acquired;
- reliance on management team, including ability to attract and retain key personnel;
- the successful management of interest rate risk;
- changes in general economic and business conditions in market area;
- changes in interest rates and interest rate policies;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by the Company;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

Critical Accounting Policies

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and management's discussion and analysis are, to a large degree, dependent upon the accounting policies of the Company. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is a discussion of those accounting policies that management believes are the most important (Critical Accounting Policies) to the portrayal and understanding of the Company's financial condition and results of operations. These Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Financial Statements for a summary of significant accounting policies.

Allowance for Loan Losses

The Company monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan and lease portfolio. The Company maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan and lease portfolio; and the loan grading system.

The Company evaluates various loans individually for impairment as required by Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the Company makes estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loans and lease losses. This estimate of losses is compared to the allowance for loan and lease losses of the Bank as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. The Bank recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Financial Statements. As of December 31, 2005, Management believes that the Allowance for Loan Losses is appropriate for the expected loss in the loan portfolio as of that date.

Executive Overview

Citizens Bancorp of Virginia, Inc. reported net income of $3,103,000 in 2005, an increase of 25.42% or $629,000 from 2004 net income of $2,474,000. Net income on a per share basis was reported as $1.27 and $1.01 in 2005 and 2004, respectively. Company core earnings during 2005 were favorably impacted by higher short term interest rates, despite average total assets remaining relatively unchanged, from 2004 and an emphasis on expense management. In April 2005, the Company opened its tenth banking office, its first in the City of Colonial Heights. At year-end this office had grown to $4.3 million in loans and deposits. In September the Board of Directors completed the new management team by appointing Joseph D. Borgerding as Director, President and Chief Executive Officer of both the Company and of the Bank, previous to the appointment, Mr. Borgerding served as the Acting Chief Executive Officer and Senior Lending Officer for the Bank.

Results of Operations

The table below lists the Company's quarterly performance for the years ended December 31, 2005 and 2004.

	Three Months Ended							
(in thousands)	2005				2004			
	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Interest income	$ 3,837	$ 3,721	$ 3,524	$ 3,525	$ 3,500	$ 3,373	$ 3,347	$ 3,233
Interest expense	1,186	1,092	995	964	971	877	867	897
Net interest income	2,651	2,629	2,529	2,561	2,529	2,496	2,480	2,336
Provision for loan losses	-	12	51	145	663	15	25	-
Net interest income after Provision for loan losses	2,651	2,617	2,478	2,416	1,866	2,481	2,455	2,336
Noninterest income	562	514	525	475	592	538	526	358
Noninterest expense	2,028	2,009	2,095	1,943	2,098	2,089	1,984	1,832
Income before applicable income taxes	1,185	1,122	908	948	360	930	997	862
Applicable income taxes	302	296	223	239	64	229	215	167
Net Income	$ 883	$ 826	$ 685	$ 709	$ 296	$ 701	$ 782	$ 695
Net income per share, basic and diluted	$ 0.36	$ 0.34	$ 0.28	$ 0.29	$ 0.12	$ 0.29	$ 0.32	$ 0.28

Summary

Total assets decreased $7.9 million during 2005 from $281.0 million in 2004 to $273.1 million. Loans increased $2.1 million from $198.2 million at December 31, 2004 to $200.3 million at December 31, 2005. Average loan balances for 2005 were $12.2 million greater than the average loan balances for 2004. Funding for loan growth during 2005 came primarily from reallocating available liquidity from overnight Federal Funds and investment securities to the loan portfolio. Total deposits were $233.3 million at December 31, 2005, a decrease of $12.4 million or 5.1% compared to $245.7 million at the end of 2004. The majority of the decline in deposit account balances was the deliberate act of not renewing certain maturing certificates of deposits that were from public funds. Current management changed the previous management's funding scheme away from high costing, volatile public funds towards a funding strategy that is focused on low-cost, relationship-based deposit accounts and Federal Home Loan Bank borrowings.

Stockholders' equity increased by $1,006,000 during 2005, predominantly due to earnings, net of paying $1,489,000 in cash dividends and adjustments for unrealized losses of available for sale securities. Book value per share increased to $13.71 at December 31, 2005, from $13.30 at December 31, 2004.

The Company's return on average assets (ROAA) for 2005 was 1.13% compared to .90% in for 2004 while the return on average equity (ROAE) was 9.33% for 2005 compared to 7.59% in 2004. The Company experienced growth in its core earnings in 2005 as net interest income increased 5.38% and noninterest income increased 3.08% offset by an increase in noninterest expense of .90%. This means that the Company realized an increase in pre-tax income of 13.47%; exclusive of the loan loss provision. The Company's improved core earnings are primarily the result of its strategies to improve the net interest margin by improving earning asset yields, and focus on increasing low-cost deposits as a percentage of total deposit balances. The Bank continued slow growth in noninterest income and controlled operating expenses.

The following table summarizes the net changes in the income statement as discussed:

(in thousands)	2005	2004	Net Change	%
Net interest income	$ 10,370	$ 9,841	$ 529	5.38%
Noninterest income	2,076	2,014	62	3.08%
Noninterest expense	8,075	8,003	72	.90%
Net income before provision for loan losses & taxes	4,371	3,852	519	13.47%
Provision for loan losses	208	703	(495)	(70.41)%
Income taxes	1,060	675	385	57.04%
Net Income	$ 3,103	$ 2,474	$ 629	25.42%

Net Interest Income

Net interest income, the amount by which interest income on interest earning assets exceeds interest expense on interest bearing liabilities, is the most significant component of the Company's earnings. Net interest income is the function of several factors consisting of changes in the volume and composition (mix) of interest earning assets, funding sources, and market interest rates. While management's policies influence these factors, external forces such as customer needs and demands, competition and economic and monetary policies of the Federal Reserve Board are also contributing forces.

The following two tables provide information needed to understand the impact on net interest income as it relates not only to changes in mix but also as it is impacted by the combination of changes in rate and volume. As illustrated in the tables below, net interest income increased $529,000 in 2005 which resulted in an increase in the net interest margin from 3.92% in 2004 to 4.11% in 2005. The Company realized this increase in interest income due primarily from loan yields rising faster than interest costing deposit rates. The net increase in interest income was offset by an increase of $593,000 in interest expense due to increased rates on interest bearing liabilities as well as a increase of $32,000 in interest expense due to a increase in volume, resulting in an overall increase in net interest income of $529,000 in 2005. The following extraction from the rate and volume analysis demonstrates the net effects of the changes in net interest income from the rate and volume table:

Net increase in interest income on interest earning assets due to volume	$ 411,000
Net increase in interest income on interest earning assets due to rate	743,000
Net increase in interest income on interest earning assets	$1,154,000
Net increase in interest expense on interest bearing liabilities due to volume	$ 32,000
Net increase in interest expense on interest bearing liabilities due to rate	593,000
Net increase in interest expense on interest bearing liabilities	$ 625,000
Net increase in interest income due to volume and rate	$ 529,000

The increase in volume on interest earning assets is primarily the result of the Company's efforts in its strategic plan to build and realign its loan portfolio. The increase due to rate changes in interest bearing liabilities is primarily the result of higher short-term interest rates, while the Company's efforts are to realign its deposit base by increasing transactional and low cost deposits while not retaining high-cost, public funds time deposits.

Average Balance Sheet Data

(In thousands)	2005 Average Balance	2005 Interest	2005 Yield/ Rate	2004 Average Balance	2004 Interest	2004 Yield/ Rate	2003 Average Balance	2003 Interest	2003 Yield/ Rate
	Years Ended December 31,								
ASSETS									
Interest earning assets:									
Loans	$199,058	$12,611	6.34%	$186,863	$11,249	6.02%	$168,475	$11,033	6.55%
Taxable investment securities	33,832	1,291	3.82%	38,857	1,460	3.76%	50,397	1,970	3.91%
Tax-exempt investment securities	13,710	537	3.92%	15,362	590	3.84%	16,194	590	3.64%
Federal funds sold and other	5,414	168	3.10%	10,115	154	1.52%	13,486	143	1.06%
Total interest earning assets	252,014	14,607	5.80%	251,197	13,453	5.36%	248,552	13,736	5.53%
Non-interest earning assets:									
Cash and due from banks	8,989			10,904			11,666		
Premises and equipment, net	7,287			5,836			4,927		
Other assets	9,640			9,213			5,696		
Less allowance for loan losses	(2,178)			(2,151)			(2,709)		
TOTAL	$275,752			$274,999			$268,132		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities:									
Demand deposits	$37,521	$60	0.16%	$37,656	$57	0.15%	$31,665	$66	0.21%
Savings deposits	37,690	141	0.37%	41,250	104	0.25%	43,894	211	0.48%
Time deposits	128,338	3,970	3.09%	127,076	3,439	2.71%	128,757	4,180	3.25%
Other borrowings	2,451	66	2.69%	1,531	12	0.78%	0	0	0.00%
Total interest bearing liabilities	206,000	4,237	2.06%	207,513	3,612	1.74%	204,316	4,457	2.18%
Non-interest bearing liabilities:									
Demand deposits	33,503			32,534			30,915		
Other	2,976			2,343			1,286		
	242,479			242,390			236,517		
Shareholders' equity	33,273			32,609			31,615		
TOTAL	$275,752			$274,999			$268,132		
Net interest earnings		$10,370			$9,841			$9,279	
Interest rate spread			3.74%			3.62%			3.34%
Net interest margin			4.11%			3.92%			3.73%

Notes: Tax-exempt interest income has not been adjusted to a tax-equivalent basis. For the purpose of these computations, non-accrual loans are included in the daily average loan balance.

Rate/Volume Analysis

The following table depicts the changes in interest income and expense caused by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to the previous period.

	2005 vs. 2004			2004 vs. 2003		
	Increase/	Change Due To:		Increase/	Change Due To:	
(In thousands)	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
Assets:						
Loans	$ 1,362	$ 628	$ 734	$ 216	$ (619)	$ 835
Taxable investment securities	(169)	20	(189)	(510)	(73)	(437)
Tax-exempt investment securities	(53)	10	(63)	-	0	0
Federal funds sold and other	14	85	(71)	11	26	(15)
Total interest-earning assets	1,154	743	411	(283)	(666)	383
Liabilities:						
Demand deposits	3	3	0	3	(5)	8
Savings deposits	37	46	(9)	(107)	(95)	(12)
Time deposits	531	497	34	(741)	(687)	(54)
Other borrowings	54	47	7	-	-	-
Total interest-bearing liabilities	625	593	32	(845)	(787)	(58)
Net interest income	$ 529	$ 150	$ 379	$ 562	$ 121	$ 441

Noninterest Income

The Company's noninterest income increased 3.1% to $2.1 million in 2005 compared to $2.0 million in 2004 which is an increase of $62 thousand. When noninterest income is viewed exclusive of net gains on sales of securities, loan sales, and sale of OREO assets, the result indicates an increase of $154 thousand in 2005 as compared to 2004, or an increase of 8.3%. Expanding customer demand deposit relationships and an increased number of automated teller machines are the primary reasons for the increase in noninterest income during 2005. The banking industry's ability to charge service fees continues to erode. In response to this trend, the Bank is participating in areas that will produce ancillary revenues such as investment products, title insurance partnerships, and selling residential loans to the secondary market.

The following table illustrates the main revenue sources for noninterest income:

(in thousands)	2005	2004	Net Change	% of Yr/Yr Change
Service charges on deposit accounts	$ 1,294	$ 1,166	$ 128	11.0%
Net gain on sales of securities	-	102	(102)	-100.0%
Net gain on sales of loans	58	46	12	26.1%
Net gain (loss) on sale of OREO	(2)	-	(2)	-100.0%
Income from bank owned life insurance	247	261	(14)	-5.4%
ATM fees	223	162	61	37.7%
Other	256	277	(21)	-7.6%
Total noninterest income	$ 2,076	$ 2,014	$ 62	3.1%
Total noninterest income, exclusive of net gains & losses.	$ 2,020	$ 1,866	$ 154	8.3%

Noninterest Expense

The Company's noninterest expense increased .90% to $8.1 million in 2005 from $8.0 million in 2004. A number of factors contributed to the Company's ability to maintain noninterest expenses nearly the same levels as 2004. Among the factors was the restructuring of senior management personnel that began in the later part of 2004 which produced savings during 2005, reductions in legal and consulting fees in 2005 as compared to 2004 as a result of concluded litigation, and the conclusion of certain asset write-offs at the end of 2004. The opening of the Colonial Heights, Virginia branch in April 2005 and the full year operation of the Chesterfield, Virginia branch were contributors to higher costs along with incentive compensation and pension costs, a full year of internet banking services, higher liability insurance premiums, and costs associated with the implementation of the Sarbanes-Oxley Act of 2002.

The four main components of noninterest expense and their respective increases are detailed in the table below.

(in thousands)	2005	2004	Net Change	% of Yr/Yr Change
Salaries and employee benefits	$ 4,553	$ 4,396	$ 157	3.6%
Occupancy	436	373	63	16.9%
Equipment	810	878	(68)	(7.7)%
Other (1)	2,276	2,356	(80)	(3.4)%
Total noninterest expense	$ 8,075	$ 8,003	$ 72	.90%

(1) Please reference Note 10 of the Consolidated Financial Statements for the principal components of Other Expenses.

Provision for Income Taxes

Income before income taxes includes both taxable income and tax-exempt income, including interest on municipal securities and bank-owned life insurance. The effective income tax rate, based on income before taxes is, therefore, lower than the statutory income tax rate of 34%. The effective income tax rate increased to 25.5% in 2005 from 21.4% in 2004 and from 22.9% in 2003. Income taxes for 2005 increased to $1,060,000 from $675,000 in 2004 and $751,000 in 2003 as a result of higher pre-tax net earnings and a decline in tax-exempt investments and loans as a percentage of the total.

Loans

The Company uses the funds generated from deposits combined with investment sales to support its lending activities and competes aggressively for loans in its market areas. As a result, the volume of loans increased 1.07% or $2.1 million in 2005. (The Bank has no foreign loans.)

Loans are made predominantly to residents of the Company's trade area. Approximately 79% of the loan portfolio on December 31, 2005 was composed of real estate secured loans.

The following table shows the Company's loan distribution at the end of each of the last five years.

	December 31,				
	2005	2004	2003	2002	2001
Loans:			(In thousands)		
Commercial & Agricultural	$23,884	$26,464	$24,492	$22,647	$30,648
Real Estate – Mortgage	146,707	143,626	126,607	118,026	132,657
Real Estate – Construction	11,888	10,767	5,040	3,494	3,680
Consumer	17,887	17,381	19,308	22,915	28,177
Total Loans	$200,366	$198,238	$175,447	$167,082	$195,162

The Company does not engage in highly leveraged transactions. Commitments to extend credit to customers in the normal course of business totaled $23.4 million at December 31, 2005. (See Financial Instruments with Off-Balance Sheet Risk discussion).

The following table shows the maturities of loans outstanding as of December 31, 2005. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

(In thousands)	Within One Year	Maturing After One But Within Five Years	After Five Years	Total
Commercial & Agricultural	$ 8,008	$10,985	$4,891	$23,884
Real Estate – Mortgage	16,037	66,720	63,950	146,707
Real Estate – Construction	4,408	5,793	1,687	11,888
Consumer	1,925	15,589	373	17,887
Total Loans	$30,378	$99,087	$70,901	$200,366
Maturities after one year with:				
Fixed interest rates		$76,657	$40,912	$117,569
Variable interest rates		$22,430	$29,989	$ 52,419

Asset Quality

The allowance for loan losses is maintained at a level that management fells is adequate after considering portfolio and economic conditions, delinquency trends, past loan loss experience, the volume of loans, as well as other factors deserving recognition. After considering these factors, the allowance for loan losses was set at $1.9 million at year end 2005. This compares to an allowance of $2.7 million at year end 2004. In the fourth quarter of 2004, the Bank provided addition provision to the Allowance for Loan Losses due to the deterioration of two commercial credits that were charged-off in April 2005. On December 31, 2005, the allowance was .98% of total loans down from 1.38% one year earlier. The provision for loan losses charged against income in 2005 was $208,000 compared to $703,000 in 2004, an decrease of $495,000.

The following table shows the allocation of the allowance for loan losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.

Allocation of Allowance for Loan Losses

	2005		2004		2003		2002		2001	
(In thousands)	Amount	Percent of total Loans	Amount	Percent of total Loans	Amount	Percent of total Loans	Amount	Percent of total Loans	Amount	Percent of total Loans
Commercial real estate loans	$ 693	27.22%	$ 955	25.54%	$ 1,232	22.24%	$ 1,862	22.85%	$ 1,624	21.16%
Real estate 1-4 family loans	174	46.00%	159	46.91%	257	49.92%	179	47.80%	229	46.81%
Real estate construction loans	319	5.93%	116	5.43%	61	2.87%	23	2.09%	44	1.89%
Commercial loans	592	11.92%	1,320	13.35%	609	13.96%	635	13.55%	653	15.70%
Consumer loans	176	8.93%	190	8.77%	212	11.01%	226	13.71%	230	14.44%
Balance End of Period	$ 1,954	100.00%	$ 2,740	100.00%	$ 2,371	100.00%	$ 2,925	100.00%	$ 2,780	100.00%

Loan portfolio risks are monitored by management. A credit review of outstanding loans and loan collateral is performed by management in order to identify potential losses. Non-accrual and impaired loans were $1,695,000 and $2,189,000 at December 31, 2005 and December 31, 2004, respectively. It is the Company's policy to put loans on a non-accrual basis once they are past due 90 days or more unless they are well secured and in the process of collection.

At year end 2005, management was monitoring loans considered to be impaired (under Statement 114) totaling $1,366,000, of which $329,000 are on a non-accrual status. They are followed closely, and management at present believes the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans. Various forms of collateral are held as security on the loans.

A summary of non-performing assets for the past five years follows:

	December 31,				
(In thousands)	2005	2004	2003	2002	2001
Non-accrual and impaired loans	$1,695	$2,189	$1,972	$3,079	$1,414
Restructured loans	0	0	-	-	3,140
OREO	200	-	-	619	410
Total non-performing assets	$1,895	$2,189	$1,972	$3,698	$4,964
Loans past due 90 days and accruing interest	$242	$51	$932	$567	$212

Criticized Loans are defined by management as loans which may or may not be currently accruing interest, and while they are not classified as impaired loans, management has computed probable loss amounts should the loans not perform as originally agreed. Criticized loan balances at December 31, 2005 and 2004 totaled $2,297,000 and $2,161,000, respectively. At December 31, 2005 and 2004, $195,000 and $242,000, respectively was included in the Allowance for Loan Loss to cover for the possible losses on these loans.

Other Real Estate Owned (OREO) balances represent the lower of cost or appraised value less cost to sell of real estate acquired through foreclosure by the Company. The Company regularly evaluates the carrying value of such assets and adjusts the balances as required. The Company actively markets such properties to reduce potential losses and expenses related to carrying these assets.

In 2005, charge-offs of loans, net of recoveries, were $992,000 compared to $334,000 in 2004, as illustrated in the table below. The following table further summarizes the Company's loan loss experience for the preceding five years:

(In thousands)			**December 31,**		
	2005	2004	2003	2002	2001
Balance at January 1,	$2,740	$2,371	$2,925	$2,780	$2,107
Charge-offs:					
Commercial & Agricultural	872	23	754	324	144
Real Estate	377	292	45	450	224
Consumer	138	153	119	389	402
Total Charge-Offs	**$1,387**	**$468**	**$918**	**$1,163**	**$770**
Recoveries:					
Commercial & Agricultural	$141	$33	$7	$134	$4
Real Estate	138	4	3	0	0
Consumer	114	97	104	157	121
Total Recoveries	**$393**	**$134**	**$114**	**$291**	**$125**
Net Charge-offs	**$994**	**$334**	**$804**	**$872**	**$645**
Provision for loan losses	$208	$703	$250	$1,017	$1,318
Balance at December 31,	**$1,954**	**$2,740**	**$2,371**	**$2,925**	**$2,780**
Ratio of net charge-offs to average loans outstanding	0.50%	0.18%	0.48%	0.47%	0.33%

Investments

The Company's purchases and sales of investments are managed in conjunction with other uses of funds, liquidity provisions, and investment market conditions. During 2005, there were no realized net gains on investment portfolio securities due to investment sales.

The following table sets forth the carrying amount of investment in debt and equity securities at the dates indicated:

	December 31,		
(In thousands)	2005	2004	2003
U.S. Treasury and other U.S. Government agencies and corporations	$28,122	$26,484	$35,035
State and political subdivisions	15,649	16,260	19,497
Other	3,483	3,620	5,785
Total	$47,254	$46,364	$60,317

The following table sets forth the carrying amount of maturities of investment securities at December 31, 2005:

	Maturing							
	Within One Year		After One Year Within Five Years		After Five But Within Ten Years		After Ten Years	
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and other U.S. government agencies and corporations	-	-	$13,909	3.58%	$8,925	4.16%	$6,197	4.76%
State and political subdivisions	2,088	4.86%	3,969	4.45%	9,105	3.64%	488	4.00%
Other	-	-	2,573	3.48%	-	0.00%	-	0.00%
Total	$2,088		$20,451		$18,030		$6,685	

Mortgage backed securities in the amount of $9,362,000 are included in the above table based on expected weighted average maturities.

At December 31, 2005 and 2004, investment securities with a book value of $16,130,000 and $11,431,000, respectively, were pledged to collateralize public deposits and for other purposes.

All investment in debt securities are classified as available for sale and are carried at fair value adjusted for amortization of premiums and accretion of discounts. By carrying the investment portfolio as available for sale, management has the opportunity to react to changing liquidity needs and market conditions.

Deposits

Total deposits decreased $12.4 million or 5.1% in 2005. During 2005, higher rate time deposits (TDs), mainly from municipal and state deposits, were allowed to mature since management determined that this was in the best interest of the Bank in order to control cost of funds, to improve net interest income and reduce the overall volatility inherent in these deposits. A portion of the decline in deposit balances was attributed to commercial customers who opted to invest in the Bank's Investment Sweeps product. At December 31, 2005, the balance in this product was $4.5 million or an increase of $3.3 million from December 31, 2004. The balance of this product is classified as short-term borrowings on the Company's balance sheet. The Bank continues to focus efforts at attracting lower cost deposits and periodically offers promotions that are reliant on the customer having multiple account relationships with the Bank. The average balances and rates paid on deposits for the preceding three years are shown in the table below:

Average Deposits and Rates Paid:

	2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate
(In thousands)						
Non-interest bearing demand deposits	$33,503		$32,534		$30,915	
Interest bearing demand deposits	37,521	0.16%	39,187	0.18%	31,665	0.21%
Savings deposits	37,690	0.37%	41,250	0.25%	43,894	0.48%
Time deposits	128,338	3.09%	127,076	2.71%	128,757	3.25%
Total	$237,052	2.06%	$240,047	1.74%	$235,231	2.18%

The Company's time deposits with balances of $100,000 or more totaled $42.9 million at December 31, 2005, and comprised 18.4% of the Company's total deposits. These time deposits were maintained predominantly by long-time customers located in the Company's trade area.

Maturities of time deposit of $100,000 or more outstanding at December 31, 2005 are summarized below:

Time Certificates of Deposit
(In thousands)

3 months or less	$ 3,150
Over 3 months through 6 months	2,448
Over 6 through 12 months	13,371
Over 12 months	23,801
Total	$42,970

Financial Instruments with Off Balance Sheet Risk

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments. At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2005	2004
	(In thousands)	
Commitments to extend credit	$ 22,804	$ 28,768
Standby letters of credit	559	420

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may be secured or unsecured with varied maturities based upon product type, collateral, and credit worthiness of the borrower.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Liquidity

Liquidity assesses the Company's ability to meet financial obligations consisting of lending commitments, deposit outflows, operational expenses and contingencies that arise during the normal course of business. Liquidity is also defined as the Company's ability to meet the borrowing and deposit withdrawal requirements of the customers of the Company in addition to meeting current and planned expenditures. The Company's liquidity is derived primarily from its deposit base and equity capital and is provided through the Company's cash, balances in correspondent banks, federal funds sold, investments maturing or repaying within one year and securities available for sale. The Company's growth has continued to be funded primarily through these sources.

As of December 31, 2005, approximately $51.1 million or 26% of the loan portfolio will mature or re-price within one year. Maturities of investments in the securities portfolio are scheduled to provide a steady flow of funds to meet deposit withdrawals or loan demand. Substantial monthly repayments on loans also provide funds for liquidity demands. Additionally, a cash reserve is maintained, usually in the form of overnight investments in federal funds. During 2005, the Company was a seller of Federal funds in daily average amounts of $5.4 million.

Other sources of liquidity available to the Company include its capacity to borrow additional funds when necessary. Federal funds lines of credit are maintained with three correspondent banks however the Company did not have any amount outstanding as of December 31, 2005. As of December 31, 2005, the Company has the following lines of credit available:

Federal Home Loan Bank of Atlanta	$65,500,000
Community Bankers Bank	11,400,000
SunTrust	8,000,000

Capital Resources

The Company's principal source of capital is generated through retained earnings. In 2005, $1,614,000, or 52%, of earnings were retained and added to the capital of the Company. This percentage of retained earnings is higher than in previous years.

Capital growth has historically benefited from a conservative dividend policy. In 2005 the dividend payout represented 48.0% of net income. The Company's current Dividend Policy limits annual dividend payouts to no more than 60% of the net earnings for the trailing four calendar quarters. The ratio of average equity to average assets was 12.07% in 2005, compared to 11.86% in 2004. Stockholders' equity was $33,459,107 on December 31, 2005.

The Company's Tier I Leverage ratio was 12.3%. The Tier I risk-based capital ratio for the Company stood at 18.8% on December 31, 2005 while the Tier II or total risk-based capital ratio was 19.8%. Both Tier I and total risk-based capital ratios at December 31, 2005 exceeded regulatory risk-based capital requirements by substantial margins and the Company continues to be well capitalized.

Cash dividends totaling $1,489,000 were declared in 2005 which represents a payout ratio of 48.0% compared to a payout ratio of 70.2% in 2004. During 2004, the Company converted from paying cash dividends on a semi-annual basis to quarterly payments, and the conversion resulted in a higher dividend payout ratio for 2004. It is anticipated that internally generated funds will cover any capital improvements in 2006. The Company believes its liquidity and capital resources are more than adequate to meet its cash requirements for the foreseeable future.

Contractual Obligations as of December 31, 2005

The following table presents the Company's contractual obligations and scheduled payments due at various intervals over the next five years and beyond:

Payments Due by Period

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Short-term borrowings	$ 4,536	$ 4,536			
Operating leases	141	41	84	16	-
Total	$ 4,677	$ 4,577	$ 84	$ 16	$ -

Capital Expenditures

Capital expenditures were approximately $400 thousand in 2005 compared to $2.8 million in 2004. The capital expenditures in 2005 were primarily due to the expenditures associated with the opening of the Company's new branch in 2005 and the Company's continued initiative to complete the renovations of banking offices. Expenditures in 2004 were primarily due to the Company's acquisition of a new banking office in Colonial Heights, in addition to the Company's initiative to remodel all banking offices.

Capital expenditures are projected to be approximately $1.5 million in 2006 which include the conclusion of major banking office renovations, information technology enhancements and routine replacement of furniture and equipment.

Inflation

In financial institutions virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on a bank's performance than the effects of general levels of inflation since interest rate movement is not necessarily affected by inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential risk to earnings and/or equity value due to changes in interest rates and other market conditions as they relate to the financial industry. The Company's market risk exposure is primarily its exposure to interest rate risk (IRR). The measuring, monitoring and management of IRR is the responsibility of the Asset Liability Management Committee (the ALCO). The Board of Directors of the Company has delegated responsibility for asset liability management to the ALCO whose main objectives are to manage IRR while optimizing earnings through net interest income and management of the balance sheet. The Company uses a simulation model on a quarterly basis to measure IRR. This model utilizes the Company's financial data and various management assumptions and projections as they relate to growth, interest rates, noninterest income and noninterest earnings in order to forecast the interest sensitivity of the Company and its potential impact on net interest income, earnings and equity. The model projects a "most likely" forecast which is then "shocked" with various interest rate increases and decreases in order to project the *short term* effects on net interest income and net income. The model also projects the effects on the net economic value (NEV) of the Company using the same interest rate increases and decreases. The NEV sensitivity measure is a measure of the *long-term* risk of the bank.

As of December 31, 2005, the Company's *earnings sensitivity* analysis indicates that the Company remains slightly asset sensitive in the near term and is exposed to declining earnings if rates fall. This condition is common as asset/liability management dictates the need to be asset sensitive in a rising rate environment that existed in 2005 and is expected to continue into 2006. The Company's *NEV sensitivity* analysis indicates that the Company becomes modestly liability sensitive in the long term. Since the earnings model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of re-pricing characteristics, future cash flows and customer behavior, the model cannot precisely estimate net income and the effect on net income from sudden changes in interest rates. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Summary information about the Company's interest rate risk measures is presented below:

	December 31	
	2005	2004
Static net present value change:		
+200 basis point shock vs stable rate	- 5.5%	- 5.2%
-200 basis point shock vs stable rate	.08%	- 4.5%
1-year net income simulation projection:		
+200 basis point shock vs stable rate	3.2%	5.0%
-200 basis point shock vs stable rate	-9.5%	-17.5%

The following static gap table illustrates the Company's interest rate sensitivity between interest earnings assets and interest-bearing liabilities over time:

INTEREST SENSITIVITY GAP ANALYSIS

At December 31, 2005

(In thousands)	Within 90 Days	91 to 365 Days	1 to 2 Years	2 to 5 Years	Over 5 Years	Total Institution
Earning Assets						
Securities, at fair value	2,702	4,835	4,458	18,349	16,910	47,254
Restricted securities	684	-	-	-	-	684
Federal funds sold	513	-	-	-	-	513
Interest-bearing deposits in banks	72	-	-	-	-	72
Loans, net of unearned income	31,352	52,884	36,173	38,908	41,049	200,366
Total earning assets	35,323	57,719	40,631	57,257	57,959	248,889
Interest-bearing Liabilities						
NOW Accounts	2,148	6,444	8,591	18,614	650	36,447
Money market accounts	14,765	-	-	-	-	14,765
Savings accounts	1,206	3,618	4,823	10,450	-	20,097
Time deposits	9,896	49,472	34,975	32,316	-	126,659
Short term borrowings	4,536	-	-	-	-	4,536
Total interest-bearing liabilities	32,551	59,534	48,389	61,380	650	202,504
Cumulative interest sensitivity gap	**2,772**	**957**	**(6,801)**	**(10,924)**	**46,385**	-
GAP / total earning assets (%)	1.11%	0.38%	(2.73)%	(4.39)%	18.64%	-

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are filed as a part of this report following Item 15 below:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Statements of Income for the Years Ended December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, including, without limitation, those controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures was carried out under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer. Based on and as of the date of such evaluation, these officers concluded that the Company's disclosure controls and procedures were effective.

The Company also maintains a system of internal accounting controls that is designed to provide assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and properly recorded. This system is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and an internal audit program to monitor its effectiveness. There was no change in the internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2). The response to this portion of Item 15 is submitted as a separate section of this report.

(3) Exhibits.

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company (restated in electronic format only through June 10, 2004) (filed herewith).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K, filed February 6, 2004).
10.1	Management Continuity Agreement dated as of May 2, 2005 between the Company and Ronald E. Baron (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed May 13, 2005).
10.2	Management Continuity Agreement dated as of March 28, 2003 between the Company and Joseph D. Borgerding (filed herewith).
21.1	Subsidiary of the Company (filed herewith).
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) (filed herewith).
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a- 14(a) (filed herewith).
32.1	Statement of Principal Executive Officer Pursuant to 18 U.S.C. § 1350 (filed herewith).
32.2	Statement of Principal Executive Officer Pursuant to 18 U.S.C. § 1350 (filed herewith).

(b) Exhibits - - See Item 15(a)(3) above.

(c) Financial Statement Schedules - - See Item 15(a)(2) above.

CITIZENS BANCORP OF VIRGINIA, INC.
AND SUBSIDIARY

Blackstone, Virginia

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Citizens Bancorp of Virginia, Inc. and Subsidiary
Blackstone, Virginia

We have audited the accompanying consolidated balance sheets of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
February 1, 2006

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2005 and 2004

Assets	**2005**	**2004**
Cash and due from banks	$ 8,645,252	$ 8,419,509
Interest-bearing deposits in banks	72,013	1,557,021
Federal funds sold	513,000	11,604,000
Securities available for sale, at fair market value	47,253,839	46,364,058
Restricted securities	683,600	631,200
Loans, net of allowance for loan losses of $1,954,307 in 2005 and $2,739,678 in 2004	198,411,785	195,497,850
Premises and equipment, net	7,174,461	7,426,552
Accrued interest receivable	1,705,916	1,508,793
Other assets	8,616,537	7,984,886
Total assets	$ 273,076,403	$ 280,993,869
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 35,308,433	$ 33,861,333
Interest-bearing	197,968,229	211,837,460
Total deposits	$ 233,276,662	$ 245,698,793
Short term borrowings	4,536,076	1,264,007
Accrued interest payable	874,490	674,880
Accrued expenses and other liabilities	930,068	903,060
Total liabilities	$ 239,617,296	$ 248,540,740
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $0.50 par value; authorized 1,000,000 shares; none outstanding	$ --	$ --
Common stock, $0.50 par value; authorized 10,000,000 shares; issued and outstanding, 2,440,750 in 2005 and in 2004	1,220,375	1,220,375
Additional paid-in capital	49,420	49,420
Retained earnings	32,971,223	31,357,497
Accumulated other comprehensive (loss), net	(781,911)	(174,163)
Total stockholders' equity	$ 33,459,107	$ 32,453,129
Total liabilities and stockholders' equity	$ 273,076,403	$ 280,993,869

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Income
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest and Dividend Income			
Loans, including fees	$ 12,610,968	$ 11,249,318	$ 11,032,968
Investment securities:			
Taxable	1,285,326	1,415,127	1,917,763
Tax-exempt	522,300	590,092	589,977
Dividends	20,575	44,435	51,918
Federal funds sold	159,451	140,625	134,330
Other	8,320	12,980	8,783
Total interest and dividend income	$ 14,606,940	$ 13,452,577	$ 13,735,739
Interest Expense			
Deposits	$ 4,170,702	$ 3,599,759	$ 4,456,840
Short term borrowings	66,688	12,486	- -
Total interest expense	$ 4,237,390	$ 3,612,245	$ 4,456,840
Net interest income	$ 10,369,550	$ 9,840,332	$ 9,278,899
Provision for loan losses	208,000	703,000	250,000
Net interest income after provision for loan losses	$ 10,161,550	$ 9,137,332	$ 9,028,899
Noninterest Income			
Service charges on deposit accounts	$ 1,293,869	$ 1,166,361	$ 806,095
Net gain on sales and calls of securities	- -	101,767	114,290
Net gain on sales of loans	58,486	46,083	- -
Net gain (loss) on the sale of other real estate owned	(1,567)	(389)	137,132
Income from bank-owned life insurance	246,774	261,080	215,233
ATM fees	223,118	162,247	89,404
Other	255,563	277,329	110,401
Total noninterest income	$ 2,076,243	$ 2,014,478	$ 1,472,555
Noninterest Expenses			
Salaries and employee benefits	$ 4,553,107	$ 4,395,791	$ 3,804,611
Occupancy	436,162	372,669	333,693
Equipment	810,273	878,549	791,409
Other	2,275,328	2,355,994	2,288,858
Total noninterest expenses	$ 8,074,870	$ 8,003,003	$ 7,218,571
Income before income taxes	$ 4,162,923	$ 3,148,807	$ 3,282,883
Provision for income taxes	1,060,344	674,582	750,785
Net income	$ 3,102,579	$ 2,474,225	$ 2,532,098

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2005, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance at December 31, 2002	$ 1,224,000	$ 193,240	$ 28,993,185	$ 818,868		$ 31,229,293
Comprehensive income:						
Net income	--	--	2,532,098	--	$ 2,532,098	2,532,098
Other comprehensive (loss):						
Unrealized (losses) on securities available for sale, net of deferred taxes of $363,490	--	--	--	--	(705,599)	--
Reclassification adjustment, net of income taxes of $38,859	--	--	--	--	(75,431)	--
Other comprehensive (loss), net of taxes	--	--	--	(781,030)	$ (781,030)	(781,030)
Total comprehensive income	--	--	--	--	$ 1,751,068	--
Cash dividends declared ($.37 per share)	--	--	(905,760)	--		(905,760)
Balance at December 31, 2003	$ 1,224,000	$ 193,240	$ 30,619,523	$ 37,838		$ 32,074,601
Comprehensive income:						
Net income	--	--	2,474,225	--	$ 2,474,225	2,474,225
Other comprehensive (loss):						
Unrealized (losses) on securities available for sale, net of deferred taxes of $74,612	--	--	--	--	(144,835)	--
Reclassification adjustment, net of income taxes of $34,601	--	--	--	--	(67,166)	--
Other comprehensive (loss), net of taxes	--	--	--	(212,001)	$ (212,001)	(212,001)
Total comprehensive income	--	--	--	--	$ 2,262,224	--
Shares repurchased	(3,625)	(143,820)				(147,445)
Cash dividends declared ($.71 per share)	--	--	(1,736,251)	--		(1,736,251)
Balance at December 31, 2004	$ 1,220,375	$ 49,420	$ 31,357,497	$ (174,163)		$ 32,453,129
Comprehensive income:						
Net income	--	--	3,102,579	--	$ 3,102,579	3,102,579
Other comprehensive (loss), net of taxes unrealized (losses) on securities available for sale, net of deferred taxes of $313,082	--	--	--	(607,748)	(607,748)	(607,748)
Total comprehensive income	--	--	--	--	$ 2,494,831	--
Cash dividends declared ($.61 per share)	--	--	(1,488,853)	--		(1,488,853)
Balance at December 31, 2005	$ 1,220,375	$ 49,420	$ 32,971,223	$ (781,911)		$ 33,459,107

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash Flows from Operating Activities			
Net income	$ 3,102,579	$ 2,474,225	$ 2,532,098
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	742,517	692,591	546,840
Provision for loan losses	208,000	703,000	250,000
Net gain on sales and calls of securities	- -	(101,767)	(114,290)
Net gain on sales of loans	(58,486)	(46,083)	- -
Origination of loans held for sale	(4,895,100)	(3,627,250)	- -
Proceeds from sales of loans	4,953,586	3,673,333	- -
Net (gain) loss on sale of other real estate owned	1,567	389	(137,132)
Net amortization of securities	98,554	132,218	219,475
Deferred tax expense (benefit)	189,763	(6,708)	375,338
Changes in assets and liabilities:			
(Increase) in accrued interest receivable	(197,123)	(51,063)	(60,842)
(Increase) in other assets	(308,332)	(315,306)	(400,421)
Increase in accrued interest payable	199,610	(48,956)	(428,075)
Increase (decrease) in accrued expenses and other liabilities	2,601	383,503	(546,229)
Net cash provided by operating activities	$ 4,039,736	$ 3,862,126	$ 2,236,762
Cash Flows from Investing Activities			
Activity in available for sale securities:			
Sales and calls	$ 808,000	$ 17,946,886	$ 59,923,070
Maturities and prepayments	1,226,578	4,619,095	13,093,600
Purchases	(3,943,743)	(8,965,066)	(62,335,276)
(Purchase) redemption of restricted securities	(52,400)	737,800	(299,250)
Net (increase) in loans	(3,400,833)	(23,216,995)	(9,234,129)
Purchase of bank-owned life insurance	- -	- -	(6,000,000)
Purchases of land, premises and equipment	(490,426)	(2,747,200)	(2,162,314)
Proceeds from sale of other real estate owned	77,331	91,349	821,818
Net cash (used in) investing activities	$ (5,775,493)	$ (11,534,131)	$ (6,192,481)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Continued)
For the Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	$ (12,422,131)	$ 9,277,936	$ (2,481,330)
Net increase in short-term borrowings	3,272,069	1,264,007	- -
Dividends paid	(1,464,446)	(1,370,138)	(905,760)
Repurchase of common stock	- -	(147,445)	- -
Net cash provided by (used in) financing activities	$ (10,614,508)	$ 9,024,360	$ (3,387,090)
Net increase (decrease) in cash and cash equivalents	$ (12,350,265)	$ 1,352,355	$ (7,342,809)
Cash and Cash Equivalents			
Beginning of year	21,580,530	20,228,175	27,570,984
End of year	$ 9,230,265	$ 21,580,530	$ 20,228,175
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 4,037,780	$ 3,661,201	$ 4,884,915
Income taxes	$ 822,044	$ 553,000	$ 461,500
Supplemental Disclosures of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 278,898	$ 91,737	$ 65,406
Unrealized (losses) on securities available for sale	$ (920,830)	$ (321,214)	$ (1,183,379)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

On December 10, 2003, the stockholders of Citizens Bank and Trust Company voted in favor of a merger to become a wholly-owned subsidiary of Citizens Bancorp of Virginia, Inc., which became a newly formed one-bank holding company.

Upon consummation of the reorganization effective December 18, 2003, each outstanding common share of Citizens Bank and Trust Company was exchanged for one share of Citizens Bancorp of Virginia, Inc. common stock, par value $0.50 per share. The exchange of shares was a tax-free transaction for federal income tax purposes. Financial statements for prior periods are identical to the financial statements of the Bank.

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Bancorp of Virginia, Inc. (the "Company") and its wholly-owned subsidiary, Citizens Bank and Trust Company (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company conducts the general business of a commercial bank. The Company is chartered under the laws of the Commonwealth of Virginia and is a member of the Federal Reserve System. The Company's primary trade areas are in the Virginia counties of Nottoway, Amelia, Prince Edward, Chesterfield, and Colonial Heights. The Company offers traditional lending and deposit products to businesses and individuals.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

The following is a summary of the significant accounting policies used in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits in banks and federal funds sold, all of which mature within ninety days.

Notes to Consolidated Financial Statements

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of certain correspondent banks. No ready market exists for this stock, and it has no quoted market value. The Company's investment in these stocks is recorded at cost.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Mortgage loans held for sale are sold with the mortgage servicing rights released by the Company.

The Company enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, no gain or loss occurs on the rate lock commitments.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in the Virginia counties of Nottoway, Amelia, Prince Edward, Chesterfield and the City of Colonial Heights. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed in a nonaccrual or charged off status are reversed against interest income in the period when the loan's status changes to nonaccrual or the loan is charged off. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable, based on current information and events, that the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis for commercial and construction loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from 3 to 39 years. Major improvements are capitalized while maintenance and repairs are charged to expense as incurred.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of carrying value or fair value at the date of foreclosure, thereby establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had $200,000 in foreclosed assets at December 31, 2005 and no foreclosed assets at December 31, 2004.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Defined Benefit Pension Plan

The Company provides a noncontributory pension plan covering substantially all of the Company's employees who are eligible as to age and length of service. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component in the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Earnings Per Share

Earnings per share are calculated based on the weighted-average number of common shares and common stock equivalents outstanding. The Company has no dilutive or potentially dilutive common stock equivalents. For the years ending December 31, 2005, 2004 and 2003, the weighted-average common shares outstanding were 2,440,750, 2,445,494 and 2,448,000 respectively.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In November 2005, FASB Staff Position (FSP) 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other than temporary and recognizing impairment losses equal to the difference between the investment's cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. The Compnay does not anticipate the amendment will have a material effect on its financial statements.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement No. 154, ("SFAS No. 154") "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3." The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement. " The new standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate this revision will have a material effect on its financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (Revised 2004) (SFAS No. 123R) "Share-Based Payment", which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Share-based compensation arrangements include share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R requires all share-based payments to employees to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period. SFAS No. 123R also amends SFAS No. 95 "Statement of Cash Flows" requiring the benefits of tax deductions in excess of recognized compensation cost be reported as financing instead of operating cash flows. The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), which expresses the SEC's views regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. Additionally, SAB No. 107 provides guidance related to share-based payment transactions for public companies. The Company will be required to apply SFAS No. 123R as of the annual reporting period that begins after September 15, 2005.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans purchased by the Company or acquired in business combinations. SOP 03-3 does not apply to loans originated by the Company. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. The initial implementation had no material effect on the Company's financial statements.

Notes to Consolidated Financial Statements

Note 2. Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agency	$ 19,433,461	$ - -	$ (673,653)	$ 18,759,808
State and municipal	15,822,905	67,912	(241,538)	15,649,279
Mortgage-backed	9,557,418	7,928	(203,696)	9,361,650
Corporate	3,624,768	- -	(141,666)	3,483,102
	$ 48,438,552	$ 75,840	$ (1,260,553)	$ 47,253,839

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agency	$ 18,434,080	$ 5,808	$ (298,988)	$ 18,140,900
State and municipal	16,133,991	246,321	(119,776)	16,260,536
Mortgage-backed	8,377,695	21,728	(56,826)	8,342,597
Corporate	3,682,175	- -	(62,150)	3,620,025
	$ 46,627,941	$ 273,857	$ (537,740)	$ 46,364,058

The amortized cost and fair value of securities available for sale by contractual maturity at December 31, 2005 follows. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
Maturing within one year	$ 2,078,220	$ 2,087,526
Maturing after one year through five years	18,340,894	17,877,884
Maturing after five years through ten years	16,962,020	16,481,309
Maturing after ten years	1,500,000	1,445,470
Mortgage-backed securities	9,557,418	9,361,650
	$ 48,438,552	$ 47,253,839

Information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

2005	Less than 12 Months Fair Value	Less than 12 Months Unrealized (Loss)	12 Months or More Fair Value	12 Months or More Unrealized (Loss)
	(In Thousands)			
U.S. Government and federal agency	$ 3,648	$ (66)	$ 15,112	$ (608)
State and municipal	6,623	(93)	3,587	(149)
Mortgage-backed	4,918	(65)	4,216	(139)
Corporate	518	(18)	2,965	(123)
Total temporarily impaired securities	$ 15,707	$ (242)	$ 25,880	$ (1,019)

2004	Less than 12 Months Fair Value	Less than 12 Months Unrealized (Loss)	12 Months or More Fair Value	12 Months or More Unrealized (Loss)
	(In Thousands)			
U.S. Government and federal agency	$ 6,917	$ (89)	$ 6,790	$ (210)
State and municipal	3,101	(73)	2,294	(47)
Mortgage-backed	4,486	(29)	1,448	(28)
Corporate	2,322	(30)	1,298	(32)
Total temporarily impaired securities	$ 16,826	$ (221)	$ 11,830	$ (317)

The unrealized losses in the investment portfolio as of December 31, 2005 are considered temporary and are a result of general market fluctuations that occur daily. The unrealized losses are from 69 securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. Market prices change daily and are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company's income statement and balance sheet. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Securities having carrying values of $16,130,126 and $11,430,595 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required by law.

For the years ended December 31, 2005, 2004, and 2003, proceeds from sales and calls of securities amounted to $808,000, $17,946,886, and $59,923,070, respectively. Gross realized gains amounted to $147,827 for 2004 and $114,290 for 2003. There were no gross realized gains for 2005. Gross realized losses amounted to $46,060 in 2004. There were no gross realized losses during 2005 or 2003. The tax provision applicable to these net realized gains amounted to $34,601 for 2004 and $38,859 for 2003.

Note 3. Loans

A summary of the balances of loans follows:

	December 31, 2005	December 31, 2004
	(In Thousands)	
Mortgage loans on real estate:		
Commercial	$ 54,549	$ 50,624
Residential 1-4 family	92,158	93,002
Construction	11,888	10,767
Commercial	23,884	26,464
Consumer installment	17,887	17,381
Total loans	$ 200,366	$ 198,238
Less: allowance for loan losses	1,954	2,740
Loans, net	$ 198,412	$ 195,498

Note 4. Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

	Years Ended December 31, 2005	2004	2003
		(In Thousands)	
Balance, beginning	$ 2,740	$ 2,371	$ 2,925
Provision for loan losses	208	703	250
Loans charged off	(1,387)	(468)	(918)
Recoveries of loans previously charged off	393	134	114
Balance, ending	$ 1,954	$ 2,740	$ 2,371

A summary of information pertaining to impaired loans follows:

	Years Ended December 31,		
	2005	2004	2003
		(In Thousands)	
Impaired loans with a valuation allowance	$ 1,366	$ 1,705	$ 1,676
Impaired loans without a valuation allowance	--	--	--
Total impaired loans	$ 1,366	$ 1,705	$ 1,676
Valuation allowance related impaired loans	$ 306	$ 1,032	$ 639
Average investment in impaired loans	$ 1,421	$ 2,690	$ 2,083
Interest income recognized	$ --	$ --	$ --

Nonaccrual loans excluded from the impairment disclosure above under SFAS No. 114 totaled $329,041, $483,534 and $295,925 at December 31, 2005, 2004 and 2003, respectively. Income on nonaccrual and impaired loans under the original terms would have been approximately $145,418, $55,792 and $343,431 for 2005, 2004 and 2003, respectively.

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,	
	2005	2004
	(In Thousands)	
Land	$ 1,398	$ 1,398
Buildings	6,448	5,639
Furniture, fixtures and equipment	4,210	4,614
Construction in progress	139	822
	$ 12,195	$ 12,473
Accumulated depreciation	(5,021)	(5,046)
	$ 7,174	$ 7,427

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 totaled $742,517, $692,591 and $546,840, respectively.

Pursuant to the terms of a lease agreement pertaining to bank premises, future minimum rent commitments are as follows:

2006	$	41,230
2007		42,055
2008		42,896
2009		14,393
	$	140,574

Note 6. Deposits

The aggregate amounts of time deposits in denominations of $100,000 or more at December 31, 2005 and 2004 were $42,970,172 and $53,824,536, respectively.

At December 31, 2005, the scheduled maturities of time deposits are as follows:

	(In thousands)	
2006	$	59,368
2007		34,975
2008		14,354
2009		11,071
2010		6,891
	$	126,659

At December 31, 2005 and 2004, overdraft demand deposits reclassified to loans totaled $97,876 and $176,065, respectively.

Note 7. Short Term Borrowings

Short term borrowings include customer deposit balances that are invested overnight into an investment sweeps product. The balances held in this deposit-alternative investment vehicle are not insured by the FDIC; however the Company pledges U.S. government securities for the balances held in these accounts.

The Company also has available lines of credit with several correspondent banks totaling $84,900,000. No amounts were drawn at December 31, 2005 or 2004.

Notes to Consolidated Financial Statements

Note 8. Income Taxes

Allocation of income tax expense between current and deferred portions is as follows:

	Years Ended December 31,		
	2005	2004	2003
Current tax expense	$ 870,581	$ 681,290	$ 375,447
Deferred tax expense (benefit)	189,763	(6,708)	375,338
	$ 1,060,344	$ 674,582	$ 750,785

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,		
	2005	2004	2003
Computed "expected" tax expense	$ 1,415,394	$ 1,070,594	$ 1,116,180
Tax-exempt income	(286,158)	(323,507)	(287,022)
Other, net	(68,892)	(72,505)	(78,373)
	$ 1,060,344	$ 674,582	$ 750,785

The components of the net deferred tax asset, included in other assets, are as follows:

Net unrealized loss on securities available for sale	402,803	89,721
Other real estate	3,830	--
Deferred tax assets	$ 871,632	$ 861,491
Deferred tax liabilities:		
Deferred loan fees	$ 196,667	$ 182,316
Depreciation	234,057	238,018
Prepaid pension	18,648	15,967
Discount accretion on securities	4,086	30,117
Other	-	100,218
Deferred tax liabilities	$ 453,458	$ 566,636
Net deferred tax assets	$ 418,174	$ 294,855

Note 9. Employee Benefit Plans

Defined Benefit Pension Plan

Information pertaining to the activity in the defined benefit pension plan is as follows:

	Years Ended December 31, 2005	2004	2003
Change in Benefit Obligation			
Benefit obligation, beginning	$ 2,926,291	$ 2,325,737	$ 4,077,468
Service cost	270,118	211,129	154,311
Interest cost	182,171	156,208	155,059
Actuarial loss	110,172	256,689	348,853
Plan amendments	- -	- -	(1,938,718)
Benefits paid	(57,251)	(23,472)	(471,236)
Benefit obligation, ending	$ 3,431,501	$ 2,926,291	$ 2,325,737
Change in Plan Assets			
Fair value of plan assets, beginning	$ 2,481,408	$ 2,055,327	$ 2,082,706
Actual return on plan assets	266,226	197,723	242,819
Employer contributions	259,714	251,830	201,038
Benefits paid	(57,251)	(23,472)	(471,236)
Fair value of plan assets, ending	$ 2,950,097	$ 2,481,408	$ 2,055,327
Funded Status	$ (481,404)	$ (444,883)	$ (270,410)
Unrecognized net actuarial loss	2,184,160	2,236,691	2,108,362
Unrecognized prior service cost	(1,647,910)	(1,744,846)	(1,841,782)
Prepaid (accrued) benefit cost included in other assets (liabilities)	$ 54,846	$ 46,962	$ (3,830)

The accumulated benefit obligation for the defined benefit pension plan was $2,982,863, $2,666,018 and $2,214,122 at December 31, 2005, 2004 and 2003, respectively.

The following table provides the components of the net periodic benefit cost for the plan:

	2005	2004	2003
Service cost	$ 270,118	$ 211,129	$ 154,311
Interest cost	182,171	156,208	155,059
Expected return on plan assets	(196,097)	(163,152)	(161,740)
Amortization of prior service cost	(96,936)	(96,936)	(96,936)
Recognized net actuarial loss	92,574	93,789	85,617
Net periodic benefit cost	$ 251,830	$ 201,038	$ 136,311

The weighted-average assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The weighted-average assumptions used in the measurement of the Company's net periodic benefit cost are shown in the following table:

	2005	2004	2003
Discount rate	6.25%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at September 30, 2005 and 2004, by asset category are as follows:

	Plan Assets at September 30,	
	2005	2004
Asset Category		
Mutual funds - fixed income	40%	40%
Mutual funds - equity	56%	56%
Other	4%	4%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The investment manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company expects to contribute $250,000 to its pension plan in 2006.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

2006	$ 23,472
2007	37,924
2008	39,682
2009	54,203
2010	60,148
2011-2015	774,816
	$ 990,245

Plan Amendment

On March 1, 2003, the Company amended its defined benefit pension plan. The plan's revised formula for retirement benefits decreased payments from 1.65% to 1.00% of the employee's final five-years' average earnings. Other provisions including length of service and covered compensation were also changed.

The effect of the amendment is a decrease in the benefit obligation as seen in the table above. This unrecognized prior service cost is being amortized over 20 years.

Deferred Compensation Agreements

Effective October 1, 2005, the Board of Directors approved the termination of the deferred compensation plan. The accrued liability balance at the termination date was $64,873. Upon termination of the plan, each participant received a distribution of the accrued benefit that totaled $38,770, with the remaining liability totaling $26,103 being credited to non-interest expense. Deferred compensation expense was $136,427 and $78,169 for the years ended December 31, 2004 and 2003, respectively. During 2004, the Company reversed $162,535 in accrued benefits on participants no longer employed by the Company.

401(k) Plan

During 2003, the Company instituted a 401(k) plan whereby substantially all employees participate in the plan after completing three months of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the plan. Matching contributions vest to the employee equally over a three-year period. For the years ended December 31, 2005, 2004 and 2003 expense attributable to the plan amounted to $60,810, $65,471 and $29,730, respectively.

Note 10. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates amounting to $493,000 and $752,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, total principal additions were $407,000 and total principal payments and charges were $666,000.

Note 11. Other Expenses

The principal components of other expenses in the statements of income are:

	2005	2004	2003
Accounting fees	$ 159,731	$ 186,368	$ 104,496
Bank franchise tax	192,641	179,545	259,296
Consulting fees	49,246	138,993	89,428
Directors fees	124,000	126,100	96,985
Data processing services	176,260	227,640	226,479
Legal fees	99,966	160,552	226,676
Marketing	116,070	116,429	205,104
Stationery and supplies	178,645	216,148	203,838
Other (includes no items in excess of 1% of total revenues)	1,178,769	1,004,219	876,556
	$ 2,275,328	$ 2,355,994	$ 2,288,858

Note 12. Off-Balance Sheet Activities

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2005	2004
	(In Thousands)	
Commitments to extend credit	$ 22,804	$ 28,768
Standby letters of credit	559	420

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Note 13. Restrictions on Cash and Due From Banks

The Federal Reserve Bank requires banks to maintain cash reserves against certain categories of deposit liabilities. At December 31, 2005, the aggregate amount of daily average required reserves was approximately $319,000. The Bank is also required to maintain certain required reserve balances with a correspondent bank. Those required balances were $1,000,000 at December 31, 2005.

Note 14. Concentration of Credit Risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting of Nottoway, Amelia, Prince Edward, Chesterfield and adjacent counties. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Company maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances were approximately $1,446,000 at December 31, 2005.

Note 15. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, that as of December 31, 2005 and 2004, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2005 and 2004 are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2005:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 36,195	19.8%	$ 14,607	8.0%	N/A	
Bank	$ 28,380	15.7%	$ 14,503	8.0%	$ 18,129	10.0%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 34,241	18.8%	$ 7,304	4.0%	N/A	
Bank	$ 26,426	14.6%	$ 7,251	4.0%	$ 10,877	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 34,241	12.3%	$ 11,098	4.0%	N/A	
Bank	$ 26,426	9.7%	$ 11,884	4.0%	$ 13,605	5.0%
As of December 31, 2004:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 34,879	19.4%	$ 14,373	8.0%	N/A	
Bank	$ 26,870	15.1%	$ 14,279	8.0%	$ 17,849	10.0%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 32,627	18.2%	$ 7,186	4.0%	N/A	
Bank	$ 24,633	13.8%	$ 7,140	4.0%	$ 10,709	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 32,627	11.6%	$ 11,291	4.0%	N/A	
Bank	$ 24,633	8.9%	$ 11,039	4.0%	$ 13,799	5.0%

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Restricted Securities: The carrying value of restricted stock approximates fair value based on the redemption provisions of the respective entity.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short term borrowings: The carrying amounts of federal funds purchased and other short term borrowings maturing within 90 days approximate their fair values.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Off-Balance-Sheet Instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2005 and 2004, the fair value of loan commitments and standby letters of credit was deemed to be immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in Thousands)			
Financial assets:				
Cash and cash equivalents	$ 9,230	$ 9,230	$ 21,581	$ 21,581
Securities available for sale	47,254	47,254	46,364	46,364
Restricted securities	684	684	631	631
Loans, net	198,412	195,230	195,498	194,510
Accrued interest receivable	1,706	1,706	1,509	1,509
Financial liabilities:				
Deposits	$ 233,277	$ 221,429	$ 245,699	$ 240,790
Short term borrowings	$ 4,536	$ 4,536	$ 1,264	$ 1,264
Accrued interest payable	874	874	675	675

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 17. Condensed Parent Company Financial Statements

The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

The investment in subsidiary is accounted for using the equity method of accounting. The parent company and its subsidiary file a consolidated federal income tax return. The subsidiary's individual tax provision and liability are stated as if it filed a separate return and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

The parent company's principal assets are its investment in its wholly-owned subsidiary. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets.

Notes to Consolidated Financial Statements

Balance Sheets (Condensed)
December 31, 2005 and 2004

Assets	2005	2004
Cash	$ 2,991,276	$ 2,548,101
Investment in subsidiary	25,744,388	24,493,071
Securities available for sale at fair market value	4,941,917	5,200,984
Other assets	206,226	682,585
Total assets	$ 33,883,807	$ 32,924,741
Liabilities and Stockholders' Equity		
Other liabilities	$ 424,700	$ 471,612
Stockholders' equity	33,459,107	32,453,129
Total liabilities and stockholders' equity	$ 33,883,807	$ 32,924,741

Statements of Income (Condensed)
For the Years Ended December 31, 2005 and 2004 and the
Period from December 18, 2003 (Inception) to December 31, 2003

	2005	2004	2003
Dividends from subsidiary	$ 1,500,000	$ --	$ 10,000,000
Interest income on investments	165,317	174,364	252
Total income	$ 1,665,317	$ 174,364	$ 10,000,252
Noninterest expense - other	$ 460,421	$ 347,835	$ 19,539
Income (loss) before income taxes and equity in undistributed (distributions in excess of) earnings of subsidiary	$ 1,204,896	$ (173,471)	$ 9,980,713
Allocated income tax benefit	104,840	63,456	6,558
Income (loss) before equity in undistributed (distributions in excess of) earnings of subsidiary	$ 1,309,736	$ (110,015)	$ 9,987,271
Equity in undistributed (distributions in excess of) earnings of subsidiary	1,792,843	2,584,240	(7,455,173)

Statements of Cash Flows (Condensed)
For the Years Ended December 31, 2005 and 2004 and the
Period from December 18, 2003 (Inception) to December 31, 2003

	2005	2004	2004
Cash Flows from Operating Activities			
Net income	$ 3,102,579	$ 2,474,225	$ 2,532,098
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in (undistributed) distributed in excess of earnings of subsidiary	(1,792,843)	(2,584,240)	7,455,173
Changes in other assets and liabilities:			
(Increase) decrease in other assets	460,898	(634,488)	(30,837)
Increase (decrease) in other liabilities	(71,316)	105,500	- -
Net cash provided by (used in) operating activities	$ 1,699,318	$ (639,003)	$ 9,956,434
Cash Flows from Investing Activities			
Purchases of securities	$ - -	$ (2,693,434)	$ (2,987,328)
Calls and prepayments of securities	208,303	429,015	- -
Net cash provided by (used in) investing activities	$ 208,303	$ (2,264,419)	$ (2,987,328)
Cash Flows from Financing Activities			
Repurchase of common stock	$ - -	$ (147,445)	$ - -
Dividends paid	(1,464,446)	(1,370,138)	-
Net cash (used in) financing activities	$ (1,464,446)	$ (1,517,583)	$ - -
Net increase (decrease) in cash and cash equivalents	$ 475,896	$ (4,421,005)	$ 6,969,106
Cash and Cash Equivalents			
Beginning of year	2,548,101	6,969,106	- -

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company (incorporated by reference to exhibit 3.1 to the Company's Form 8-K, filed February 6, 2004).
3.2	Bylaws of the Company (incorporated by reference to exhibit 3.2 to the Company's Form 8-K, filed February 6, 2004).
21.1	Subsidiary of the Company (filed herewith).
31.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rule 13a-14(a) (filed herewith).
32.1	Statement of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. §1350 (filed herewith).

Exhibit 31.1

CERTIFICATION

I, Joseph D. Borgerding, certify that:

1. I have reviewed this annual report on Form 10-K of Citizens Bancorp of Virginia, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: Date: March 30, 2006

Joseph D. Borgerding
Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Ronald E. Baron, certify that:

1. I have reviewed this annual report on Form 10-K of Citizens Bancorp of Virginia, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: Date: March 30, 2006

Ronald E. Baron
Principal Financial Officer

Exhibit 32.1

STATEMENT OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. § 1350

In connection with the Annual Report on Form 10-K for the period ended December 31, 2005 (the "Form 10-K") of Citizens Bancorp of Virginia, Inc. (the "Company"), I, Joseph D. Borgerding, principal executive officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Form 10-K.

By: Date: March 30, 2006

Joseph D. Borgerding
Principal Executive Officer

Exhibit 32.2

STATEMENT OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350

In connection with the Annual Report on Form 10-K for the period ended December 31, 2005 (the "Form 10-K") of Citizens Bancorp of Virginia, Inc. (the "Company"), I, Ronald E. Baron, principal financial officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Form 10-K.

By: Date: March 30, 2006

Ronald E. Baron
Principal Financial Officer

Valued Employees of Citizens Bank and Trust Company:

30 + Years of Service

C. B. Cordle, Jr.*	Vice President/Fixed Assets & Operations	Blackstone Main Office
Joyce C. Hawkins	Dealer Division Loan Assistant	Blackstone Main Office
Janice P. Jones	Vice President/Risk Manager	Blackstone Main Office
Rhonda W. Kincer	Vice President/Marketing Manager & Branch Operations	Blackstone Main Office
Lynn K. Shekleton	Senior Vice President/Human Resources	Blackstone Main Office
James M. Snead	Vice President/Loan Officer	Blackstone Main Office

20 to 29 Years of Service

Mary H. Bishop	Assistant Vice President/ Loan Services Manager & Mortgage Underwriter	Blackstone Main Office
Sue C. Cobbs	Receptionist	Blackstone Main Office
Janet W. Eanes	Computer/Proof Operator	Blackstone Main Office
Theresa W. Hardaway	Branch Support Specialist	Blackstone Main Office
Cynthia T. Moore	Vice President/Branch Manager	Burkeville Office
Rebecca J. Redford	Banking Officer/Operations Manager	Burkeville Office
Tamra M. Reekes	Assistant Vice President/Corporate Support Services	Blackstone Main Office
Mildred C. Shepard	Computer/Proof Operator	Blackstone Main Office

10 to 19 Years of Service

Sally C. Beale	ATM Coordinator	Blackstone Main Office
Tammy B. Blevins	Banking Officer/Operations Manager	Crewe Office
Anita N. Bradford	Banking Officer/Operations Manager	Amelia Office
Ellis G. Corley	Courier	Blackstone Main Office
Shirley E. Cousar	Teller	Burkeville Office
Cathy R. Dews	ACH Coordinator	Blackstone Main Office
Joyce M. Dooley	Teller	Blackstone Drive-In
Robin E. Gough	Assistant Vice President/Branch Manager	Amelia Office
Barbara W. Harver	Customer Service Representative	Amelia Office
Rhonda L. Hodge	Loan Processor	Blackstone Main Office
Dianne H. Hudson	Human Resource Assistant	Blackstone Main Office
Alice M. Hurte	Customer Service Representative	Crewe Office
Dottie L. Jones	Banking Officer/Senior Loan Processor	Blackstone Main Office
Judith C. Miracle	Bookkeeper	Blackstone Main Office
S. Gail Moon	Banking Officer/Operations Manager	Farmville West Office
Nancy Blair Myers	Loan Department Supervisor	Blackstone Main Office
Kelly W. Norton	Call Center Operator	Blackstone Main Office
Mary E. Rhodes	Teller	Amelia Office
Melissa M. Roberts	Head Teller	Crewe Office
Gloria F. Robertson	Assistant Vice President/Branch Manager	Blackstone Shopping Center
Lisa H. Whitehead	Banking Officer/Accounting Manager	Blackstone Main Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Valued Employees of Citizens Bank and Trust Company:

10 to 19 Years of Service - continued

David E. Whitus	Vice President/Lending	Farmville South Office
Valerie C. Wilkerson	Customer Service Representative	Blackstone Main Office
Connie H. Wilkinson	Banking Officer/Bookkeeping Manager	Blackstone Main Office
Patricia P. Williamson	Bookkeeper	Blackstone Main Office

5 to 9 Years of Service

Kathy E. Beadles	Customer Service Representative	Farmville South Office
Becky L. Covington	ATM Coordinator Assistant	Blackstone Main Office
Ginger P. Ferguson	Teller	Amelia Office
Wanda P. Fore	Risk Management Specialist	Blackstone Main Office
Tina M. Garrett	Teller	Crewe Office
Melissa B. Hart	ACH Assistant/Inventory Control Specialist	Blackstone Main Office
Tracey L. Higgins	Branch Administration Assistant	Blackstone Main Office
Beverly H. Hite	Loan Processor	Blackstone Main Office
Mary F. Hood	Loan Processor	Blackstone Main Office
Charles R. Houchins, III	Vice President/Indirect Lending	Blackstone Main Office
Helen P. Inge	Part Time Teller	Blackstone Main Office
Tonia W. Knight	Teller	Blackstone Drive-In
Barbara W. Maitland	Teller	Blackstone Main Office
Marva Moseley	Head Teller	Farmville West Office
Elizabeth C. Perez	Teller	Blackstone Drive-In
Kimberly D. Queen	Computer/Proof Operator	Blackstone Main Office

≤ than 5 Years of Service

Anessa S. Acors	Loan Processor	Blackstone Main Office
Wanda Adams	Teller	Farmville West Office
Rhonda E. Arnold	Assistant Vice President/Branch Manager	Farmville South Office
Sandra N. Asal	Banking Officer/Customer Service Representative	Farmville South Office
Kathy M. Atkinson	Teller	Farmville South Office
T. Clyde Bailey	Vice President/Loan Officer	Blackstone Main Office
Deborah S. Barnes	Teller	Blackstone Shopping Center
Ronald E. Baron*	Senior Vice President/Chief Financial Officer	Blackstone Main Office
Devin M. Barrett	Teller	Blackstone Main Office
Kay F. Baughan	Assistant Vice President/Branch Manager	Crewe Office
Lisa E. Biggers	Banking Officer/Retail Lender	Farmville West Office
Joseph D. Borgerding*	President and Chief Executive Officer	Blackstone Main Office
Melinda E. Chaffin	Teller	Blackstone Shopping Center
Nicole A. Clark	Online Banking Services Coordinator/ Branch Operations Assistant	Blackstone Main Office

* *Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Valued Employees of Citizens Bank and Trust Company:

≤ than 5 Years of Service - continued

April S. Cottrell	Teller	Farmville South Office
Robert H. Davis, III	Assistant Vice President/IT Coordinator	Blackstone Main Office
Timothy S. Davis	Risk Management Specialist	Blackstone Main Office
Megan L. Douglas	Teller	Farmville West Office
Joellen R. Dowdy	Teller	Farmville West Office
Michelle M. Farley	Teller	Crewe Office
Michelle M. Fulford	Commercial Loan Assistant	Farmville South Office
Cetric A. Gayles	Vice President/Small Business & Retail Lender	Farmville South Office
Kimberly N. Gerner	Vice President/Branch Manager	Colonial Heights Office
Sandra C. Griffin	Teller	Blackstone Main Office
Patricia B. Hammonds	Teller	Blackstone Main Office
Donna M. Harvey	Teller	Blackstone Shopping Center
Dana M. Howell	Head Teller	Farmville South Office
Sharon T. Huddleston	Customer Service Representative	Farmville South Office
Annie M. Ingram	Teller	Burkeville Office
Crystal M. Jennings	Teller	Burkeville Office
Dawn L. Jolin	Teller	Amelia Office
Brandon J. Kindall	Credit Analyst	Blackstone Main Office
Sandra E. Leonard	Teller	Crewe Office
Jennifer R. Lewis	Customer Service Representative	Blackstone Main Office
Christopher J. Lorraine	Teller	Chesterfield Office
Kristie L. Martin	Assistant Vice President/Compliance Officer	Blackstone Main Office
Dawn L. Mayton	Teller	Amelia Office
Shirley M. Mercier	Teller	Crewe Office
Heidi M. Mitchell	Operations Manager/Customer Service Representative	Colonial Heights Office
Diane B. Moore	Teller	Blackstone Shopping Center
Shante D. Myers-Royal	Teller	Amelia Office
Angelo E. Parker, Jr.	Operations Manager/Customer Service Representative	Chesterfield Office
Doretha M. Pegram	Overdraft Protection Coordinator	Blackstone Main Office
James O. Phillips	Investment Counselor	Blackstone Main Office
Jason E. Powers	General Service Technician	Blackstone Main Office
Tiffany D. Rickman	Teller	Burkeville Office
J. Eric Roberts	Senior Vice President/Branch & Credit Administration	Blackstone Main Office
Danielle N. Rundstrom	Teller	Farmville South Office
Cynthia A. Sechrest	Head Teller	Chesterfield Office
P. Ward Shelton	Vice President/Commercial Lender	Chesterfield Office
Stephanie N. Stables	Teller	Colonial Heights Office
Eric R. Stiles	Data Security & Systems Administrator	Blackstone Main Office
Ann S. Thomas	Financial Analysis & Internal Controls Manager	Blackstone Main Office
Carolyn H. Webster	Assistant Vice President/Branch Manager	Blackstone Main Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Office Locations

Main Office:
126 South Main Street
Blackstone, VA 23824
(434) 292-8100

Branch Offices:

Amelia*
9060 North Five Forks Road
Amelia, Virginia 23002
(804) 561-3939

Blackstone*
101 North Main Street
Blackstone, Virginia 23824
(434) 292-8100

Blackstone Shopping Center
1575 South Main Street
Blackstone, Virginia 23824
(434) 292-7205

Burkeville*
102 Second Street, Northeast
Burkeville, Virginia 23922
(434) 767-5534

Chesterfield*
10001 Courtview Lane
Chesterfield, Virginia 23832
(804) 751-0909

Colonial Heights*
497 Southpark Circle
Colonial Heights, VA 23834
(804) 520-1101

Crewe*
210 Carter Street
Crewe, Virginia 23930
(434) 645-7125

Farmville*
1517 West Third Street
Farmville, Virginia 23901
(434) 392-3078

Farmville*
1712 South Main Street
Farmville, Virginia 23901
(434) 392-7633

Corporate website: **www.greatbanksva.com**

Citizens 24-Hour Telephone Inquiry Service
Customers may access account information 24 hours a day, 7 days a week from a touch-tone telephone. Call (434) 292-1033 or 1-800-436-5899.

**Denotes Automated Teller Machine (ATM) at this location.*

NOTES

Citizens Bancorp of Virginia, Inc.

HEADQUARTERS:
126 South Main Street
Blackstone, VA 23824
PHONE: 434–292–8100 or 800–550–1873
FAX: 434-292-1906
www.greatbanksva.com